Jeffrey P. Schultz | 212 692 6732 | jpschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

June 12, 2012

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Vringo, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed June 1, 2012
File No. 333-180609

Ladies and Gentleman:

On behalf of Vringo, Inc. (the “Company” or “Vringo”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (File No. 333-180609), initially filed with the Commission on April 6, 2012 and as previously amended on May 17, 2012 and June 1, 2012 (the “Registration Statement”). Set forth below are the Company’s responses to the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) provided by letter (the “Comment Letter”) dated June 11, 2012 from Larry Spirgel, Assistant Director of the Division of Corporation Finance. The responses are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company and are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in the Amendment. Page numbers referred to in the responses below reference the applicable pages of the Amendment.

The combined company will require additional capital to support its present business…, page 47

1.	We note your response to comment 2 from our letter dated May 25, 2012. Please revise throughout to disclose your current outstanding indebtedness and how much more you can incur without violating the provisions of the preferred stock.

Response: As of May 31, 2012, the indebtedness of the Company and Innovate/Protect were zero and $3.2 million, respectively. Following the consummation of the Merger, the Company may incur up to $2.8 million in indebtedness without violating the provisions of the preferred stock (in addition to any amounts up to $6,000,000 that may be drawn down by Innovate/Protect under the Hudson Bay debt facility). Accordingly, and in response to the Staff’s comment, the Company has added disclosure on pages 48, 91, 142 and 187 of the Amendment with respect to the foregoing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | San Diego | London | San Francisco

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 12, 2012

Vringo Valuation, page 77

2.	We note your response to comment 8 from our letter dated May 25, 2012. Please clarify how the high-end of the implied valuation range supported the fairness of the Merger consideration.

Response: To clarify how the high-end of the implied valuation range supported the fairness of the Merger consideration in response to the Staff’s comment, the Company has revised the disclosure on page 78 of the Amendment to read as follows: “Based upon the percentage ownership of the Vringo stockholders of the combined entity, even the high-end of range of the implied Vringo Comparable Company Analysis ($20.7 million) supported the fairness of the Merger consideration, from a financial point of view, to the holders of Vringo common stock, in comparison to the implied valuation of Innovate/Protect as described under the caption “Innovate/Protect Comparable Companies Analysis.”

Supplemental response to comment 10 provided by the Staff in the previous comment letter on May 25, 2012 relating to Preliminary Purchase Price Allocation

Preliminary Purchase Price Allocation as of March 31, 2012, page 188

10.	We note your response to comment 44 from our letter dated May 3, 2012. As initially requested, please clearly explain to readers the nature of the technology asset(s) that you have identified. Furthermore, we continue to question why the value assigned to acquired technology varies based upon changes in Vringo’s stock price. The fair value of an acquired asset, as defined within ASC 805-20-20, should not be affected by the total value of the purchase consideration to be paid in a business combination. Revise your allocation of the Vringo purchase price to record all identifiable intangible assets at their acquisition date fair value. Any remaining residual value, once all identifiable assets and liabilities have been recorded at their respective fair values, should be recorded as goodwill.

Revised Response as of June 11, 2012: In response to the Staff’s comment, and pursuant to subsequent conversations, the Company has chosen to revise the impact of changes in its stock price on the value of its technology.

Initially, the market price of our stock was used as a primary indicator of fair value of our technology. As a result, the fair value allocated to technology changed with the fluctuations in the Company’s share price, based on the assumption that the total discounted cash flow (DCF) must equal the fair value of the Company on the valuation date. As a result, the fluctuations in the Company’s share price reflected on the value of the DCF, thus affecting the values of both technology and goodwill. According to this method, fluctuations are interpreted as indications of the change in value ascribed by the investor to both the technology and the goodwill.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

June 12, 2012

The revised fair value of Vringo’s technology was determined based directly on the Company’s projections, taking into account all expected future benefits produced by its current products and know-how, throughout its useful life. Consequently, fluctuations in the value of the consideration, based on the changes in the market value of the Company’s stock, are attributed entirely to goodwill.

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When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me at (212) 692-6732 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey P. Schultz____________

Jeffery P. Schultz

cc:	Securities and Exchange Commission
Kenya Gumbs, Staff Accountant Robert S. Littlepage, Accounting Branch Chief Ajay Koduri, Staff Attorney

Vringo, Inc.
Andrew D, Perlman, Chief Executive Officer and President
Ellen Cohl, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.